

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

Via E-Mail
Phil E. Ray, CEO
American Business Services, Inc.
4980 Silver Pine Drive
Castle Rock, CO 80108

> **Re:** **American Business Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 19, 2011**
> **File No. 333-177525**

Dear Mr. Ray:

We have reviewed your amended registration statement and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Prospectus Cover Page, page 3

1. We note your disclosure that the selling shareholder offering will commence upon termination of the primary offering by the company, which will terminate on or before September 30, 2012 in the company's discretion. Please explain the source of the condition precedent to the commencement of the selling shareholder offering. For example, tell us whether the selling shareholders have agreed not to sell their shares pursuant to the prospectus until the offering by the company is complete. File any such written agreement or a description of any such oral agreement as an exhibit. If there is no such agreement, please explain how you determined such an obligation is enforceable. See Item 601(b)(1) of Regulation S-K. Provide risk factor disclosure as appropriate. In addition, update your Plan of Distribution section to discuss the timing of the secondary offering vis-à-vis the primary offering.

Description of Business, page 18

2. We note the revisions made to this section in response to prior comment 9. It remains unclear, however, the precise nature of the consulting services the company has historically provided. In this regard, we note that your revised disclosure discusses services and assistance that you "may" provide. Discuss in more tangible terms the specific services that the company has actually provided during the periods covered by the financial statements included in the filing, as well as those services it intends to provide going forward.

3.	In response to prior comment 9 asking for a quantification of the company's stock and cash consulting fees received, you disclose that during the nine months ended September 30, 2011, the company received $53,000 in cash from four clients for consulting services provided. Please explain to us in your response letter how this disclosure is consistent with the statement on page 28 that the company earned consulting revenues of $68,051 for the nine months ended September 30, 2011.

4.	Please expand your discussion of the company's business plans. You disclose that the company "has recently expanded its operations into other fields," including EDGARization and XBRL preparation services. Please clarify the status of this area of the company's business, including whether the company has generated any revenues from these services to date. Please also elaborate on the general statement that there "are other areas of consulting that ABS also intends to place more emphasis."

5.	Please provide support for the statement on page 20 that "it is believed that the companies presently preparing XBRL documents will not be able to meet the increased demand," as well as for the claim on page 21 that "ABS believes [it] can be competitive" in the XBRL preparation market.

Employees, page 23

6.	Your revised disclosure in response to prior comment 14 states that you have no employees other than Phil E. Ray and A. Terry Ray. The following sentence, however, states that Ms. Ray is not considered an employee. Please revise your disclosure to clarify whether or not Ms. Ray is an employee. If you do not believe she is an employee of the company, please provide support for this belief, given your disclosure that she has served as an officer of the company since its inception in 1991.

Dilution, page 25

7.	Please revise the disclosure throughout your Dilution section to reflect that there are 6,480,000 shares outstanding prior to the offering, as disclosed elsewhere in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 29

8.	In response to prior comment 15 you removed disclosure indicating that the company's inability to raise funds will have a severe negative impact on the company's ability to remain a viable company. However, in response to prior comment 16 you added disclosure indicating that you believe current cash and revenues are insufficient to fund current operations. Please revise your disclosure to provide a consistent and accurate discussion and analysis of the company's liquidity and capital resources based on current operations. Refer to Item 303(a)(1) of Regulation S-K.

9. As a related matter, we note the added risk factor on page 8 indicating that the company may never become profitable if it fails to raise sufficient funds or obtain alternate financing to complete the new business plan. On page 27 you disclose that you anticipate that the company will continue to generate revenues to sustain the company. To the extent that the company's ability to continue as a going concern is dependent on raising additional funding based on current operations, please revise your disclosure throughout the document to clearly address this uncertainty and to clarify the purpose of the offering which you currently indicate is to add personnel and expand operations.

10. In your revised disclosure on page 27 in response to prior comment 17 you disclose that the company anticipates providing consulting services to Centennial Growth Equities, Strategic Dental Management Corp., and Original Source Music, Inc. in the future. For each of the outstanding notes receivable at September 30, 2011 please revise your discussion to quantify the amount of associated reserves, discuss the collection delays and uncertainties, and discuss how this is uncertainty is considered in the company's expectation of providing future services. Refer to Item 303(a)(1) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons

Executive Compensation, page 32

11. Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2011. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

12. We note your response to prior comment 19, in which you indicate that the $30,000 loan to Mr. Ray issued in 2010 was forgiven in 2011 as a form of compensation. Please ensure that your executive compensation disclosure for 2011, including the summary compensation table, reflects this debt forgiveness in the amount of $30,000.

Certain Relationships and Related Transactions, page 34

13. We again refer to your response to prior comment 19 and note that you have removed any discussion of the December 2010 loan to Mr. Ray from this section. Notwithstanding the subsequent "re-categorization" of this loan as compensation, it appears you should disclose the loan and its subsequent forgiveness in this section, as it was a related party transaction entered into within the past three fiscal years. Accordingly, please provide the disclosure called for by Item 404(d) of Regulation S-K with respect to this related party transaction, or tell us why you do not believe you are required to do so.

14.   Further to prior comment 20, please revise the disclosure in the present section to provide the information called for by Item 404(d) with respect to the company's loans to or from related parties that were issued or outstanding during any of the past three fiscal years. We note in this regard that you have expanded your discussion of the company's loans on page 27 to provide additional information. Please ensure that when you revise your related party transaction disclosure, you provide all the information called for by Item 404(a)(5) relating to indebtedness, including the amounts of principal and interest paid during the period for which disclosure is provided and the rate of interest payable on the indebtedness. If any of the notes are overdue, as appears may be the case from your financial statement note disclosure on page 52, please provide corresponding disclosure in your related party transaction disclosure.

Consolidated Financial Statements

General

15.   We note your response to prior comment 19 indicating that the $30,000 note receivable from Phil Ray in 2010 has been re-categorized by the company to compensation expense. Please explain to us your basis, including the specific accounting guidance, for adjusting the historical financial statements rather than reflect this change as a write-off of the receivable at the time the company made the apparent determination to essentially forgive the indebtedness.

16.   Considering the company has reported negative operating cash flows for 2009, 2010 and the nine months ended September 30, 2011 and the revised disclosure on page 29 indicating that you believe current cash and revenues are not sufficient to fund current operations, please tell us how you considered including a financial statement footnote describing this going concern uncertainty. Such a footnote would need to provide prominent and full disclosure of the principal conditions and financial problems that raise the question about the company's ability to continue in existence, the possible effects of such conditions, and management's evaluation of the significance of those conditions and any mitigating factors. Refer to FRC 607.02 and paragraph .10 of PCAOB Interim Auditing Standards AU Section 341.

17.   As a related matter, if the company's auditor concludes that substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time remains, please file an appropriately revised audit report with your next amendment or describe for us the basis for concluding that there is not substantial doubt of the company's going concern. Refer to paragraph .12 of PCAOB Interim Auditing Standards AU Section 341.

Notes to Consolidated Financial Statements

Note 4. Subsequent Events, page 53

18. We note your added footnote disclosure in response to prior comment 25 indicating that subsequent events were evaluated through the date of issuance of the financial statements. Please revise to disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Exhibit 23.1

19. Your auditor's consent refers to the audit report dated June 26, 2011. We note that with this amendment the audit report was updated to December 16, 2011. In addition, the description of the financial statements covered by the audit report includes the period ended September 30, 2011. However, the September 30, 2011 financial statements included in this amendment are not audited. In your next amendment, please include an updated consent that refers to the appropriate date of the audit report and the periods covered by that opinion.

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-Mail
        Jody M. Walker
        J. M. Walker & Associates
        Attorneys At Law